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                                                                  EXHIBIT (a)(9)



           FORM OF REMINDER OF EXPIRATION DATE OF OFFER COMMUNICATION

Re:  IMPORTANT REMINDER: Vastera Stock Option Exchange Offer

                  As you know, on August 30, 2002 we announced the offer to exchange certain outstanding options issued under the Vastera, Inc. 1996 Stock Option Plan and Vastera, Inc. 2000 Stock Incentive Plan having an exercise price per share equal to or greater than $6.50 for new options (the "OFFER"). There is only a short period left for you to elect to exchange your eligible options under the Offer. If you would like to tender your eligible options for new options to be granted approximately six months and one day after October 1, 2002, as described in the Offer to Exchange that we delivered to you, you must deliver your Letter of Transmittal to Jo Wechselblatt no later than 9:00 p.m., Eastern time, on September 30, 2002.

                  If you have already delivered the Letter of Transmittal to Jo Wechselblatt, you should have received an email confirmation from her within three business days of receipt. If you have not received the email confirmation, please contact Jo at OPTION.EXCHANGE@VASTERA.COM.

                  If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

                  If you have any questions, please contact Jo Wechselblatt at
(703) 661-9006 or by email: OPTION.EXCHANGE@VASTERA.COM. If you would like additional copies of any of the documents delivered to you in connection with the Offer, please go to web site established for this Offer, which is located on Bosk at HTTP://BOSK.VASTERA.COM/STOCK_INFO.HTM.